UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
____________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated January 29, 2024

Commission File Number: 001-40286
____________________

Arrival

(Translation of registrant’s name into English)

60A, rue des Bruyères
L-1274 Howald,
Grand Duchy of Luxembourg
+352 26845062
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NO. 333-254885, FILE NO. 333-266472 AND FILE NO. 333-270019) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-259673) OF ARRIVAL AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

GENERAL

Arrival (the “Company”) received a letter from The Nasdaq Stock Market LLC (“NASDAQ”) on January 26, 2024, notifying the Company that NASDAQ will suspend trading in the Company’s securities at the open of business on January 30, 2024, and a Form 25 Notification of Delisting will be filed with the U.S. Securities and Exchange Commission which will remove the Company’s securities from listing on NASDAQ. The foregoing decision was the result of the Company not being in compliance with NASDAQ’s continued listing standards, which deficiencies were previously disclosed by the Company, and the failure to submit a remediation plan related thereto.

The Company has also received a notice of acceleration from the trustee under the indenture governing the Company’s 3.50% Convertible Senior Notes due 2026, in light of the previously disclosed default related to the failure to make the December 1, 2023 interest payment thereon.

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Press Release issued by Arrival on January 29, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVAL

By: /s/ John Wozniak

Name: John Wozniak

Title: Chief Financial Officer

Dated: January 29, 2024

Exhibit 99.1

ARRIVAL Receives Notification of Trading Suspension and Delisting from the Nasdaq

LUXEMBOURG – January 29, 2024 – Arrival (Nasdaq: ARVL) (“Arrival” or the “Company”) today announced that it received a letter from The Nasdaq Stock Market LLC (“NASDAQ”) on January 26, 2024, notifying the Company that NASDAQ will suspend trading in the Company’s securities at the open of business on January 30, 2024, and a Form 25 Notification of Delisting will be filed with the U.S. Securities and Exchange Commission which will remove the Company’s securities from listing on NASDAQ. The foregoing decision was the result of the Company not being in compliance with NASDAQ’s continued listing standards, which deficiencies were previously disclosed by the Company, and the failure to submit a remediation plan related thereto.

The Company has also received a notice of acceleration from the trustee under the indenture governing the Company’s 3.50% Convertible Senior Notes due 2026, in light of the previously disclosed default related to the failure to make the December 1, 2023 interest payment thereon.

About Arrival
Arrival’s mission is to master a radically more efficient New Method to design, produce, sell and service purpose-built electric vehicles, to support a world where cities are free from fossil fuel vehicles. Arrival’s in-house technologies enable a unique approach to producing vehicles using rapidly-scalable, local Microfactories. Arrival (Nasdaq: ARVL) is a joint stock company governed by Luxembourg law.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the federal securities laws related to Arrival’s intentions regarding the above matters. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Readers are cautioned not to put undue reliance on forward-looking statements as they are subject to numerous uncertainties and factors, all of which are difficult to predict and many of which are beyond Arrival’s control. Except as required by applicable law, Arrival assumes no obligation to and does not intend to update or revise these forward-looking statements after the date of this press release, whether as a result of new information, future events, or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this press release or elsewhere might not occur.

Arrival Contacts:

Media
pr@arrival.com

Investors
IR@arrival.com